BLAIR CORPORATION

July 20, 2005

To Our Stockholders:

Blair Corporation, a Delaware corporation (“Blair”), is offering to purchase up to 4.4 million shares of our common stock from existing stockholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal. The purchase price paid by Blair Corporation will be $42.00 per share, net to the seller in cash, without interest. On July 18, 2005, two trading days prior to the commencement of the tender offer, the closing price of Blair common stock on the American Stock Exchange was $39.29 per share.

Any stockholder whose shares are properly tendered directly to Computershare Trust Company of New York, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer.

The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

The Board of Directors of Blair has approved the tender offer. However, neither Blair nor its Board of Directors nor the dealer manager of the tender offer makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. The members of our Board of Directors have agreed not to tender any of their shares of Blair’s common stock in the tender offer and our senior management has agreed to restrict the amount they tender to no more than 25% of their holdings of Blair’s common stock. Furthermore, certain institutional stockholders have agreed to tender all of their shares in the tender offer.

The tender offer will expire at 12:00 midnight, Eastern Time, on Tuesday, August 16, 2005, unless extended by Blair. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the information agent of the tender offer, at (866) 729-6811, or Stephens Inc., the dealer manager of the tender offer, at (800) 643-9691.

Sincerely,

John E. Zawacki President, Chief Executive Officer and Director of Blair Corporation